

Mail Stop 4631

December 23, 2015

<u>Via E-mail</u>
Mr. Chengjie He
Chief Financial Officer
Joymain International Development Group Inc.
2451 NW 109 Avenue, Suite 9
Miami, Florida 33712

> **RE: Joymain International Development Group, Inc.**
> **Form 10-K for the Year Ended April 30, 2015**
> **Filed August 13, 2015**
> **File No. 333-174607**

Dear Mr. He:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended April 30, 2015</u>

<u>Item 1. Business, page 5</u>

1. In future filings, please revise this section to include a more detailed discussion of your business as contemplated by Item 101(h) of Regulation S-K including the distribution method for your product, the competitive business conditions that exist in your markets, and any effect of government regulations on your product.   Please provide us with a draft of your proposed disclosure.

Item 9A. Controls and Procedures, page 19

2. In your Form 10-K for the year ended April 30, 2015, you concluded that your internal control over financial reporting and disclosure controls and procedures were effective as of April 30, 2015. In the changes in internal control over financial reporting section of Item 4 of your Form 10-Q for the period ended July 31, 2015, you indicate that your internal control over financial reporting was not effective as of April 30, 2015. Please amend your Form 10-K for the year ended April 30, 2015 to clearly state your conclusions about the effectiveness of internal control over financial reporting as well as disclosure controls and procedures as of April 30, 2015. In addition, please address the following in your revised disclosures:
   - Please disclose whether you applied the 1992 COSO Framework or the updated COSO 2013 Framework in your assessment of internal control over financial reporting; and
   - Please discuss any material weakness in your internal control over financial reporting identified by management.
   Refer to Item 308 of Regulation S-K. We remind you that an amendment to the Form 10-K must include the complete text of the item being amended. Please also include currently dated certifications that refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn McHale, Staff Attorney, at (202) 551-3464 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction